February 15, 2006
Gary Todd
Reviewing Accountant
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re:	American Medical Systems Holdings, Inc.
Form 10-K for fiscal year ended January 1, 2005
Filed March 17, 2005
File No. 00-30733
Dear Mr. Todd,
Thank you for your comments regarding our most recently filed Form 10-K. We appreciate that the purpose of your review is to assist us in our compliance with the applicable disclosure requirements and to enhance the overall disclosure in our filings. Feel free to contact me with any questions regarding this response to your letter dated December 15, 2005.
Form 10-K for the Fiscal Year Ended January 1, 2005
Item 8. Financial Statements and Supplementary Data
Note 2. Acquisitions, page F-14
1.	With regard to acquisitions, you note that we should either (a) attribute an independent valuation to an expert, identifying that expert and presenting their consent in any registration statement incorporating our Form 10-K or (b) delete any reference to the valuation expert and present disclosure specifically describing valuation methods and significant assumptions actually applied in valuing individually material amounts. You go on further to state you would not object if we disclose in future filings that we considered factors including independent valuations as long as there is detailed and specific disclosure about the valuation methods and assumptions and disclosure that management is responsible for the amounts recorded for those amounts.

We will incorporate your requested disclosure into our Form 10-K for the fiscal year ended December 31, 2005.

2.	With respect to the $31.0 million allocated to developed technology, customer relationships and other intangible assets as the result of our acquisition of TherMatrx, Inc., you suggest we clarify in future filings how much was allocated to each of these three asset categories. You also requested a description of the nature of the developed technology, including why our accounting for that asset is appropriate under paragraph 30 of SFAS 141. You further request we clarify the basis for the ten year life assigned to that technology.

We will incorporate your requested disclosure into our Form 10-K for the fiscal year ended December 31, 2005.
Form 8-K dated October 27, 2005
3.	Regarding our non-GAAP information in the earnings release furnished on the referenced Form 8-K, you recommend expanded future earnings releases to more fully conform to the guidance from Question 8 to the FAQ Regarding the Use of Non-GAAP Financial Measures including:
•	The substantive reasons why management believes a non-GAAP measure provides useful information to investors;

•	The specific manner in which management uses a non-GAAP measure to conduct or evaluate its business;

•	The economic substance behind management’s decision to use a non-GAAP measure; and

•	The material limitations associated with the use of a non-GAAP measure as compared to the use of the most directly comparable GAAP measure and the manner in which management compensates for these limitations when using the non-GAAP measure.
You went on to note these disclosures should be specific to each non-GAAP measure presented.
To the extent we include non-GAAP disclosures in future press releases, we will include your requested explanation in the press release or the Form 8-K on which the press release is furnished to the Commission.
The management of American Medical Systems recognizes its responsibility for the accuracy and adequacy of all disclosures to be certain those disclosures include all information required under the Securities Exchange Act of 1934 and we have provided all information investors require for an informed investment decision. Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to our filings. American Medical Systems acknowledges is may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We welcome any further comments or questions you may have.
Best regards,
Carmen L. Diersen
Executive Vice President, Chief Financial Officer and Corporate Secretary
American Medical Systems Holdings, Inc.